Exhibit 12.1

CHARTER COMMUNICATIONS, INC AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In millions)

	Year Ended December 31,
	2016	2015	2014	2013	2012
Earnings
Income (loss) before Noncontrolling Interest and Income Taxes	$820	$(331)	$53	$(49)	$(47)
Fixed Charges	2,520	1,316	920	854	914
Total Earnings	$3,340	$985	$973	$805	$867

Fixed Charges
Interest Expense	$2,468	$1,285	$890	$824	$883
Amortization of Debt Costs	31	21	21	22	24
Interest Element of Rentals	21	10	9	8	7
Total Fixed Charges	$2,520	$1,316	$920	$854	$914

Ratio of Earnings to Fixed Charges (1)	1.33	—	1.06	—	—

(1)
Earnings for the years ended December 31, 2015, 2013 and 2012 were insufficient to cover fixed charges by $331 million, $49 million and $47 million, respectively. As a result of such deficiencies, the ratios are not presented above.